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Issuer Free Writing Prospectus dated May 19, 2014
Filed by 21st Century Oncology Holdings, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-193877

21st Century Oncology Holdings, Inc.

Free Writing Prospectus

        On May 7, 2014, 21st Century Oncology Holdings, Inc. filed preliminary prospectuses (the "Preliminary Prospectuses") relating to the proposed offerings of common stock and Series A Mandatory Convertible Junior Non-Voting Preferred Stock. These Preliminary Prospectuses are included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-193877) (as amended, the "Registration Statement") that we filed with the Securities and Exchange Commission (the "SEC"). On May 16, 2014, we filed with the SEC a Free Writing Prospectus advising you of the availability of revised preliminary prospectuses, dated May 15, 2014 (the "Updated Preliminary Prospectuses"), which updated, among other things, our financial results for the three months ended March 31, 2014. These Updated Preliminary Prospectuses are included in Amendment No. 2 to the Registration Statement that we filed with the SEC on May 15, 2014.

        This Free Writing Prospectus presents below certain information to be included in "Management" and "Certain Relationships and Related Party Transactions" in each of the Updated Preliminary Prospectuses and should be read together with the Updated Preliminary Prospectuses. In all other respects, this Free Writing Prospectus is qualified in its entirety by reference to the Updated Preliminary Prospectuses. Terms used herein but not defined herein shall have the respective meanings as set forth in the Updated Preliminary Prospectuses.

        You should carefully read the Updated Preliminary Prospectuses before deciding to invest in our common stock or Series A Mandatory Convertible Junior Non-Voting Preferred Stock. To review a filed copy of our current Registration Statement and the Updated Preliminary Prospectuses, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

http://www.sec.gov/Archives/edgar/data/1503518/000104746914004988/a2220144zs-1a.htm

MANAGEMENT

Management Committees

        We have established a Disclosure Committee, which reports to the Chief Executive Officer and Chief Financial Officer (collectively, the "Senior Officers") as it deems appropriate, and as the Senior Officers may request. The Disclosure Committee is responsible for, among other matters, assisting the Senior Officers in fulfilling the Company's and their responsibilities regarding (1) the identification and disclosure of material information about the Company and (2) the accuracy, completeness and timeliness of the Company's financial reports. Our Disclosure Committee consists of Mr. Carey (Chair), Mr. Travis, Mr. Biscardi and Ms. Dornaus. In the future, our management may establish other management committees, as they deem appropriate, to assist them with their responsibilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with Theriac

        We lease certain of our treatment centers and other properties from partnerships formed by Theriac Management Investments, LLC ("Theriac") which is majority-owned by Drs. Dosoretz, Rubenstein, Sheridan, Katin and Mantz and Dr. Fernandez, our Senior Vice President, Director of Regional Operations. As of December 31, 2013, Drs. Dosoretz, Rubenstein, Sheridan, Katin, Fernandez and Mantz had ownership interests in these entities ranging from 0% to 100%. In addition, from time to time, we have considered expanding our relationship with Theriac in regard to other property, plant and equipment. On May 19, 2014, 21C and 21CH entered into a Purchase Money Note Purchase Agreement (the "Note Purchase Agreement") with Theriac. Pursuant to the Note Purchase Agreement, Theriac will lend to 21C, pursuant to an unsecured purchase money note, the principal amount of $7.4 million. 21CH and and certain domestic subsidiaries of 21C will guaranty the obligations of 21C under the note. The entire amount of the note is expected to be drawn on May 19, 2014. The note will mature on June 15, 2015 and is subject to an interest rate payable in cash of 10.75% per annum or by adding the amount of such interest to the aggregate principal amount of outstanding notes at the interest rate of 12.0% per annum. The proceeds from the issuance of the note will be used to pay for purchases or improvements of property and equipment or to refinance debt incurred to finance such purchases or improvements. The Note Purchase Agreement requires us to repay the note in full, together with any accrued and unpaid interest, upon completion of this offering.

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  Issuer Free Writing Prospectus dated May 19, 2014 Filed by 21st Century Oncology Holdings, Inc. Pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-193877
Free Writing Prospectus
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS